HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2006 AUG 14 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 3 August 2006

Office of International Corporate [redacted]
Securities & Exchange Commissic
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

06015962

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement dated 2 August 2006 issued jointly by the Company and ITC Corporation Limited ("**ITC**") in respect of ceasing to proceed with the application of the Whitewash Waiver by ITC for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

Florence Kam
Company Secretary
/vw
Encl.

dlw 8/14

O:\Hanny 2006\Correspondence\Letter\119-US Sec-annc't 02 Augl 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：275）

ITC

ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：372）

公佈

完成有關發行及認購錦興票據的各份認購協議須待（其中包括）(i)所需之大多數錦興獨立股東於股東大會上通過所需的全部決議案，以批准（如德祥需要）清洗豁免；及(ii)（如德祥需要）執行人員授予德祥及其一致行動人士清洗豁免後，方可作實。

德祥決定不會進行申請清洗豁免。因此，認購協議中有關清洗豁免之有關條件不再適用。

謹此提述錦興集團有限公司及德祥企業集團有限公司日期為二零零六年七月六日的聯合公佈（「聯合公佈」），內容有關（其中包括）(i)建議發行本金總額150,000,000美元之錦興1%可兌換可交換票據；(ii)德祥認購本金額75,000,000美元之錦興票據；及(iii)德祥申請清洗豁免。除文義另有所指外，本公佈所採用之詞彙與聯合公佈所界定者具有相同涵義。

誠如聯合公佈所載，完成各份認購協議（包括德祥認購協議）須待（其中包括）(i)所需之大多數錦興獨立股東於股東大會上通過所需的全部決議案，以批准（如德祥需要）清洗豁免；及(ii)（如德祥需要）執行人員授予德祥及其一致行動人士清洗豁免，方可作實。

德祥謹此宣佈，德祥分別於二零零六年七月三十一日、八月一日及八月二日透過其全資附屬公司其威投資有限公司（「其威」）按每股錦興股份由2.58港元至2.97港元的價格在市場上收購70,000股、1,644,000股及330,000股錦興股份（統稱「收購事項」）。鑒於錦興股份近期的市場表現及錦興最近公佈的財務業績，特別是近期市價遠低於每股錦興股份資產淨值，德祥董事認為收購事項乃為德祥增加錦興持股量的良機。進行收購事項前，德祥透過其威及德祥之全資附屬公司Hollyfield Group Limited擁有57,614,951股錦興股份，佔錦興約23.31%權益；德祥一方合共擁有60,866,989股錦興股份，佔錦興約24.62%權益。收購事項完成後，德祥擁有59,658,951股錦興股份，佔錦興約24.13%權益；而德祥一方則合共擁有62,910,989股錦興股份，佔錦興約25.45%權益。

根據收購守則附表VI第3段，就清洗豁免而言，上述由德祥買賣錦興股份被視為屬於導致失去資格的交易。執行人員已表明，即使德祥提出申請，其亦將拒絕授出清洗豁免。德祥決定不會進行申請清洗豁免。因此，認購協議中有關清洗豁免之有關條件不再適用。德祥於德祥認購人票據獲得兌換時將遵守收購守則有關任何收購錦興投票權的相關條文規定。德祥及錦興就發行及認購錦興票據而按照上市規則編製並將寄發予彼等各自之股東之通函，將不會載有有關清洗豁免的資料。

於本公佈日期，錦興之董事如下：

執行董事：	獨立非執行董事：
陳國強博士（主席）	袁天凡先生
Yap, Allan博士（董事總經理）	郭嘉立先生
呂兆泉先生（副董事總經理）	黃景霖先生
	冼志輝先生

於本公佈日期，德祥之董事如下：

執行董事：	獨立非執行董事：
陳國強博士（主席）	卓育賢先生
周美華女士（副主席兼董事總經理）	李傑華先生
陳國鴻先生	黃錦昌先生
陳佛恩先生	石禮謙，太平紳士
張漢傑先生	

承董事會命
錦興集團有限公司
主席
陳國強博士

承董事會命
德祥企業集團有限公司
主席
陳國強博士

香港，二零零六年八月二日

錦興之董事願就本公佈所載資料（除有關德祥集團者外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（除有關德祥集團者外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（除有關德祥集團者外），導致本公佈所載之任何聲明有所誤導。

德祥之董事願就本公佈所載資料（除有關錦興集團者外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（除有關錦興集團者外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（除有關錦興集團者外），導致本公佈所載之任何聲明有所誤導。

* 僅供識別

HANNY

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

ITC

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

ANNOUNCEMENT

Completion of each of the Subscription Agreements in relation to the issue and subscription of the Hanny Notes is conditional upon, among others, (i) the passing by the requisite majority of Independent Hanny Shareholders in general meeting of all necessary resolutions required to approve (if required by ITC) the Whitewash Waiver; and (ii) (if required by ITC) the Executive having granted in favour of ITC and its Concert Parties the Whitewash Waiver.

ITC has decided not to proceed with the application of the Whitewash Waiver. The relevant conditions of the Subscription Agreements in respect of the Whitewash Waiver are therefore no longer applicable.

Reference is made to the joint announcement (the "Joint Announcement") issued by Hanny Holdings Limited and ITC Corporation Limited dated 6 July 2006 in relation to, among others, (i) the proposed issue of 1% convertible exchangeable notes of Hanny with aggregate principal amount of US$150 million; (ii) the subscription of the Hanny Notes with principal amount of US$75 million by ITC; and (iii) the application of the Whitewash Waiver by ITC. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

As set out in the Joint Announcement, completion of each of the Subscription Agreements (including the ITC Subscription Agreement) is conditional upon, among others, (i) the passing by the requisite majority of Independent Hanny Shareholders in general meeting of all necessary resolutions required to approve (if required by ITC) the Whitewash Waiver; and (ii) (if required by ITC) the Executive having granted in favour of ITC and its Concert Parties the Whitewash Waiver.

ITC wishes to announce that on 31 July, 1 August and 2 August 2006, ITC (through its wholly-owned subsidiary, Famex Investment Limited ("Famex")) acquired 70,000, 1,644,000 and 330,000 Hanny Shares on the market, respectively, at prices ranging from HK$2.58 to HK$2.97 per Hanny Share (collectively, the "Acquisition"). Given the recent market performance of Hanny Shares and the latest financial results released by Hanny, in particular, the substantial discount represented by the recent market price to the net asset value per Hanny Share, the ITC Directors consider the Acquisition represents a good opportunity for ITC to increase its stake in Hanny. Before the Acquisition, ITC, through Famex and Hollyfield Group Limited (a wholly-owned subsidiary of ITC), was interested in 57,614,951 Hanny Shares representing an approximately 23.31% interest in Hanny and the ITC Parties were interested in an aggregate of 60,866,989 Hanny Shares representing an approximately 24.62% interest in Hanny. Upon completion of the Acquisition, ITC becomes interested in 59,658,951 Hanny Shares representing an approximately 24.13% interest in Hanny and the ITC Parties become interested in an aggregate of 62,910,989 Hanny Shares representing an approximately 25.45% interest in Hanny.

The aforesaid dealings in Hanny Shares by ITC are regarded as disqualifying transactions under paragraph 3 of Schedule VI of the Takeovers Code for the purposes of the Whitewash Waiver. The Executive has indicated that it would not grant the Whitewash Waiver if ITC applied for it. ITC has decided not to proceed with the application of the Whitewash Waiver. The relevant conditions of the Subscription Agreements in respect of the Whitewash Waiver are therefore no longer applicable. ITC will comply with the relevant provisions of the Takeovers Code in respect of any acquisition of voting rights of Hanny on conversion of the ITC Subscriber Notes. The circulars of ITC and Hanny to be despatched to their respective shareholders in connection with the issue and subscription of Hanny Notes, which are being prepared in accordance with the Listing Rules, will not contain information in relation to the Whitewash Waiver.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of ITC are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna *(Deputy Chairman & Managing Director)*
Mr. Chan Kwok Hung
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Mr. Wong Kam Cheong, Stanley
Hon. Shek Lai Him, Abraham, *JP*

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 2 August 2006

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.